51 Madison Avenue

New York, New York 10010

March 29, 2023

VIA EDGAR

Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ Active ETF Trust (File No. 333-183489 and File No. 811-22739) (the “Registrant”)

Dear Ms. Dubey:

This letter responds to your comments made telephonically on January 24, 2023, regarding the Registrant’s filing on December 21, 2022, of Post-Effective Amendment No. 94 to its Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 100 to its Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Registration Statement”). The Registration Statement relates to the IQ CBRE Real Assets ETF (the “Fund”), a series of the Registrant. Unless otherwise defined, capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement.

Comment 1: Please disclose any ability of the Advisor to recoup waived expenses.

Response:         The Registrant confirms that the Expense Waiver/Reimbursement Agreement does not provide for the Advisor to recoup fees waived or reimbursed.

Comment 2: If investing in contingent convertible bonds (“CoCos”) is a principal strategy of the Fund, please add a reference to CoCos and disclose corresponding risks in the section entitled “Principal Risks.”

Response:         The Registrant confirms that it does not expect contingent convertible bonds to constitute a principal investment strategy.

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Comment 3: Please disclose examples of environmental, social and governance (“ESG”) considerations that the Subadvisor applies across investments.

Response:         The Registrant notes that the sub-section entitled “Principal Investment Strategies – The Investment Process” related to ESG considerations has been amended and contains the following disclosure:

The Subadvisor includes ESG considerations in its analysis to help identify companies that balance the needs of all stakeholders in their communities and address ESG issues. ESG factors are assessed based on internal research and information from an independent global provider of ESG and corporate governance research. The Subadvisor includes ESG considerations in its analysis to help identify companies that balance the needs of all stakeholders in their communities and address ESG issues. ESG factors are assessed based on internal research and information from an independent global provider of ESG and corporate governance research. ESG considerations evaluated by the manager include environmental considerations such as carbon emissions reduction pathways, renewable energy targets, climate risk approach, and green building certifications. Social considerations including engagement with key stakeholders such as regulators, customers, and legislators, as well as employee satisfaction, turnover, diversity and inclusion, and development of human capital. Governance factors include board independence and structure, ownership and shareholder alignment, proxy access, takeover defenses and executive compensation.

Comment 4: Please consider reordering the risks comprising the section entitled “Principal Risks” in order of importance rather than alphabetically.

Response:         The Registrant respectfully declines to reorder its principal risk disclosures as requested. Despite the Commission’s numerous recent amendments to Form N-1A, Item 9(c) of Form N-1A continues to simply require that a registrant “[d]isclose the principal risks of investing in the Fund.” Item 4(b)(1)(i) of Form N-1A requires a registrant to summarize, but not order in any particular way, those principal risks.

Thus, all risks disclosed pursuant to those items are “principal” risks. The Form does not require that a registrant set forth those risks in order of materiality, or any other order. Moreover, the level of materiality of each risk factor could change as often as on an intraday basis, i.e., what is the most material risk at one moment may not be the most material risk at the next. Accordingly, the Registrant believes that emphasizing one risk over another may be potentially misleading to investors. In addition, that practice, if engaged throughout a fund complex, would require an adviser to monitor the level of principal risk materiality associated with all of the funds in the complex on a nearly constant basis. In turn, this could require frequent registration statement amendments that would burden the funds with additional costs and, again, potentially confuse investors who might receive or otherwise view any number of supplements that re-order risks.

Comment 5: If unsponsored depositary receipts are part of the Fund’s principal investment strategies, please identify as such in the section entitled “Principal Investment Strategies.” Additionally, please enhance the risk disclosure to reflect specific, additional risks of unsponsored depositary receipts. Please consider adding some of the disclosure currently set forth in the corresponding risk factor in Item 9.

Response:         The Registrant confirms that unsponsored depositary receipts are not part of the Fund’s principal investment strategies and, as such, has deleted references to such investments as a principal risk.

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Comment 6: Please add exchange-traded products (“ETPs”) to the section entitled “Principal Investment Strategies” given that ETPs are listed as a principal risk.

Response:         The Registrant notes that the section entitled “Principal Investment Strategies” has been revised and contains the following disclosure:

The Fund may invest up to 10% of its total assets in exchange-traded funds or exchanged-traded investment products.

Comment 7: If the Fund invests significantly in a country, group of countries or region at launch, please disclose the specific risks of that country, group of countries or region in the section entitled “Principal Risks.”

Response:         The Registrant does not currently expect that the Fund’s assets will be significantly invested in any particular region or sector at launch.

Comment 8: Please make the formatting of all risk factor headings consistent.

Response:         The Registrant confirms all risk factor headings have been revised for consistency.

Comment 9: In supplemental correspondence, please inform the Staff what appropriate broad-based securities market index will be used in the “Performance” section.

Response:         The Registrant confirms the broad-based securities market index that will be used in the “Performance” section of the Fund’s prospectus is the MSCI World Index.

Comment 10: Please disclose that the Fund will consider holdings of underlying funds for purposes of the Fund’s 80% investment policy.

Response:         The Registrant notes that the disclosure in the section entitled “Description of the Principal Investment Strategies of the Fund” contains the following disclosure:

The Fund may count investments in underlying funds toward various guideline tests (such as the 80% test required under Rule 35d-1 under the 1940 Act).

Comment 11: In the section entitled “Additional Investment Strategies,” please consider deleting “or for liquidity purposes” from “Temporary Defensive Positions” to align with the requirements as set forth in Instruction 6 to Item 9 of Form N-1A. Additionally, please delete “also” in the following sentence: “Under such conditions, the Fund may also invest without limit in investment grade securities and may invest in U.S. government securities or other high quality money market instruments.”

Response:         The registrant confirms the above-referenced disclosure has been revised in accordance with the Staff’s comment.

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Comment 12: The Staff notes the disclosure states, “The basis for the Trustees’ approval of the Advisory Agreement and Subadvisory Agreement are available in the Trust’s Annual or Semiannual Report to shareholders.” Please insert “discussion of” before “basis”. Additionally, please disclose the period covered by the Fund’s shareholder report.

Response:         The above-referenced disclosure has been revised as follows:

A discussion regarding the basis for the Trustees’ approval of the Advisory Agreement and Subadvisory Agreement will be available in the Trust’s Annual Report to shareholders for the fiscal period ended April 30, 2023.

Comment 13: The Staff notes the following disclosure:

The Fund reserves the right to reject any purchase order at any time and reserves the right to impose restrictions on disruptive or excessive trading in Creation Units.

Please insert “for any legally permissible reason” before “at any time.”

Response:         The Registrant confirms the above-referenced disclosure has been revised in accordance with the Staff’s comment.

Comment 14: Please consider moving the disclosure in the Statement of Additional Information (“SAI”) regarding the exclusive forum of the Court of Chancery of the State of Delaware to the Prospectus. Please also add a sentence stating that the “exclusive forum provision does not apply to claims arising under Federal securities laws.” Additionally, please disclose in the Prospectus a summary of Section 7.1.2 of the Declaration of Trust regarding derivative actions and that this provision does not apply to claims arising under the Federal securities laws.

Response:         With respect to the Staff’s request regarding Prospectus disclosure about the exclusive forum provision in the Declaration of Trust, the Registrant believes the current placement in the SAI is appropriate. The Registrant is unaware of any line-item requirement of Form N-1A that would require disclosure of this information anywhere in either the Prospectus or the SAI. The placement of this additional disclosure is consistent with General Instruction C.3.(b) to Form N-1A, which states that a fund “may include…information in the prospectus or the SAI that is not otherwise required…so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.” The Registrant believes the information as currently drafted and located is not incomplete, inaccurate or misleading. Additionally, the Registrant does not believe that the “nature, quantity, or manner of presentation” of such disclosure obscures or impedes understanding of the information that is required to be included in the SAI. Therefore, the Registrant believes its placement is most appropriate for the Registration Statement.

The Registrant has also considered the Staff’s requests regarding the inclusion in the Prospectus of a summary of the Declaration of Trust’s derivative action provision and that this provision, along with the exclusive forum provision does not apply to claims arising under Federal securities laws. The Registrant respectfully declines to revise its disclosure in accordance with the Staff’s comment. Absent any binding legal authority that support’s the Staff’s position, it is not clear that such position is a correct statement of law in this instance.

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The Registrant further notes that Section 10.08 of the Declaration of Trust states that, “If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.” The Registrant believes that this provision adequately addresses the fact that claims made or arising within the jurisdiction of the United States (including those made or arising under the federal securities laws) would not be subject to Section 7.1.2, to the extent that they are not consistent with that provision.

Additionally, the Registrant believes that the current disclosure, as set forth in the section entitled “General Description of the Trust and the Fund” in the Fund’s SAI sufficiently summarizes these provisions and that the Registrant is not aware of any requirement pursuant to Form N-1A to include the requested disclosure in the Prospectus. Therefore, the Trust respectfully declines to revise the disclosure at this time.

Comment 15: Please supplementally confirm to the Staff that multi-manager exemptive relief includes disclosure relief from Item 19 of Form N-1A, or alternatively, please disclose the fee rate payable to the Subadvisor.

Response:         The Registrant confirms that, pursuant to Release No. IC-30161, dated August 3, 2012, the Staff granted relief to IndexIQ Advisors LLC and IndexIQ Active ETF from the disclosure requirements relating to Item 19 of Form N-1A, among other relief.

Comment 16: The Staff notes the disclosure on pages 12 and 29 of the Prospectus states that the portfolio managers are “primarily responsible,” while the SAI states that the portfolio managers are “jointly and primarily responsible.” Please reconcile this disclosure.

Response:         In accordance with the Staff’s comment, the Registrant has revised the disclosures to state that the portfolio managers are jointly and primarily responsible for the day-to-day management of the Fund.

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If you have any questions or comments in connection with the foregoing, please contact Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

cc:            Adefolahan Oyefeso, Principal Financial Officer

Barry Pershkow, Esq., Chapman and Cutler LLP

Richard Coyle, Esq., Chapman and Cutler LLP

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